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                                Nexgenix, Inc.
                                 320 Commerce
                               Irvine, CA 92602

                                 May 17, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn: Dorine H. Miller

        Re:     Nexgenix, Inc.: Registration Statement on Form S-1
                File No.: 333-33238
                Filed on: March 24, 2000

Dear Sir or Madam:

        The undersigned, as Chairman and Co-Chief Executive Officer of Nexgenix, Inc. (the "Company"), hereby informs the Security and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

        Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn as soon as practicable. This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act of 1933, as amended.

        Thank you for your courtesy and cooperation in this matter.

                                        Very truly yours,

                                        /s/ A. Rick Dutta

                                        A. Rick Dutta
                                        Chairman and Co-Chief Executive Officer

cc:     NASD